United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Alphabet, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO ALPHABET, INC.

The Shareholder Commons urges you to vote FOR Proposal Number 11 on the proxy, the shareholder proposal requesting the Board to convert Alphabet, Inc. (“Alphabet” or the “Company”) from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves beneficiaries.

Prologue: Alphabet’s Corporate Governance Constitutes a Clear and Present Danger

Alphabet’s own guidelines provide clarity:

The fundamental responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of Alphabet and its stockholders.

In other words, the Company is governed at the highest levels solely for the benefit of its shareholders, not for its users, not for the communities in which it operates, not for the environment, and not even for its employees. While Alphabet certainly can consider the effects its operations have on other stakeholders, those considerations are measured entirely against the corporate governance goal of delivering value to shareholders through the Company. And when the interests of shareholders diverge from the public interest, it is the public interest that must yield under these guidelines.

This situation is only exacerbated by the fact that Alphabet is completely controlled by Larry Page and Sergey Brin, founders who own supervoting stock with disproportionate voting power that gives them majority voting control. This stock accounts for most of their combined fortune of more than $100 billion. Thus, the interests of the two people who control Alphabet are focused entirely on the narrowly defined value of the Company, regardless of the effect its activities might have on social systems and all the other companies supported by those systems.

This company-first shareholder primacy approach threatens the interests not just of stakeholders, but also of most Alphabet shareholders themselves, who (unlike Messrs. Page and Brin) own diversified portfolios that suffer over time when Alphabet boosts its financial return by externalizing costs that weigh down the social and environmental systems that undergird the economy.

Examples of Alphabet choices that favor shareholder wealth over a healthy, functioning society that in turn supports overall market value:

1.	Distributing hate speech. “[I]n the world of podcasting, Google Podcasts — whose app has been downloaded more than 19 million times, according to Apptopia — stands alone among major platforms in its tolerance of hate speech and other extremist content. A recent nonexhaustive search turned up more than two dozen podcasts from white supremacists and pro-Nazi groups, offering a buffet of slurs and conspiracy theories. None of the podcasts appeared on Apple Podcasts, Spotify or Stitcher.”[1]

_____________________________

1 Reggie Ugwu, On Google Podcasts, a Buffet of Hate, The New York Times (March 25, 2021) available at https://www.nytimes.com/2021/03/25/arts/google-podcasts-extremism.html (last visited May 9, 2021).

2

2.	Distributing anti-vaccine content. “Google and [other internet companies] have put policies into place to prevent the spread of vaccine misinformation; yet to date, all have failed to satisfactorily enforce those policies. All have been particularly ineffective at removing harmful and dangerous misinformation about coronavirus vaccines . . .. Further, they have all failed to remove the accounts of prominent anti-vaxxers who have repeatedly violated their terms of service . . . .”[2]

Hate-filled podcasts and vaccine disinformation constitute clear and present dangers to the global economy and serve no purpose other than driving traffic on Alphabet platforms in order to increase Company revenues. By becoming a PBC, Alphabet could reject shareholder primacy in order to protect its diversified shareholders from these systemic threats, as long as the founders’ voting power is reduced, a reduction upon which the proposal is conditioned.

Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Alphabet to a PBC. A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

PBCs Allow for Authentic Stakeholder Commitment

The purpose of the Proposal is to allow Alphabet to account authentically for the interests of all stakeholders by rejecting a legal structure that privileges internal financial return over any other stakeholder interest, and even over those of diversified shareholders. The Proposal’s suggested solution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Alphabet is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.3

In its opposition statement, Alphabet demonstrates that it has not even considered the gap between what it can do to address systemic interests in its current, conventional corporate form and what it would be able to do as a PBC.

_____________________________

2 The Disinformation Dozen, The Center for Countering Digital Hate (March 24, 2021) available at https://bit.ly/2RCN2Nl (last visited May 9, 2021).

3 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

3

Why You Should Support this Resolution

Almost all of Alphabet’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Alphabet will be able to account directly for the long-term systemic risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This is particularly important in light of the central role that Alphabet plays in the information economy, influencing billions of users on a daily basis.

Flexibility to prioritize the effects of its content moderation and privacy policies on social institutions—including democratic elections and public healthcare—will allow Alphabet to protect you as a diversified shareholder by restraining activities that undermine the healthy systems necessary for a successful economy, even if such protection does not enhance the Company’s own long- or short-term rates of return. Given that Alphabet is a conventional corporation, its directors may currently fear they will breach their fiduciary duties if they make decisions that might subordinate Alphabet’s financial returns to the protection of public health or other important systemic concerns.

Why the PBC structure is better for Alphabet shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”4 This rule, called “shareholder primacy,” which is codified in the Company’s governance guidelines, has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. And this approach can justify decisions around data collection, content moderation, and privacy that increase returns but degrade social institutions.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.5 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

This is especially true for companies with broad systemic reach such as Alphabet. It can increase its revenues by increasing its damaging carriage of hate speech, vaccine disinformation, and other harmful content, which increases traffic and thus its profitability, enriching Messrs. Page and Brin while immiserating society and the economy—and ultimately, the portfolios of its diversified shareholders.

_____________________________

4 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

5 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

4

As a conventional corporation, Alphabet is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that Alphabet creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced.6

Thus, by requiring Alphabet to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified. In other words, while Alphabet may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that its media platforms externalize, its diversified shareholders will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”7 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[8]

This new obligation would allow Alphabet to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit Alphabet, as a PBC, to alter its content, privacy, and other policies in a manner that is optimized for healthier political and social institutions around the world and better financial returns for diversified shareholders who rely on stable societies, rather than designing its operations solely for the purpose of optimizing its own internal rate of return.

_____________________________

6 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

7 8 Del. C. §362.

8 8 Del. C. §365.

5

How the New Obligations Could Affect Alphabet

Alphabet has more than 4 billion users.9 It has eight applications with more than one billion users each.10 This reach creates unique power, and power demands accountability. Its business model is dependent on driving traffic to its platforms, gathering information about its users and then using that information and traffic to sell advertising. Traffic can be driven through innocuous means, but also through very dangerous means that contribute to the distribution of dangerous disinformation throughout the population, including lies about the danger of vaccines and the outcome of the 2020 U.S. presidential election. Alphabet’s own workers emphasize its failures to moderate its content:

From election misinformation to anti-Semitic conspiracies, Alphabet’s incremental and reactive policies have proven to be a lose-lose approach, angering free speech advocates and allowing harmful movements to fuel atrocities and insurrections before they are penalized. Failing to crack down on misinformation and disinformation proactively has led to harassment, threats, injuries, and death—real trauma and real pain for so many people.11

Alphabet’s information-gathering capabilities also present critical risks to marginalized groups and human rights. One expert recently noted the discriminatory potential of algorithms:

Unless we have strong privacy protections in place, Google can use our personal data to build advanced technological systems, which, if they are built using datasets with in-built bias, will have a discriminatory impact on traditionally marginalized groups.12

Amnesty International has noted that the Company’s business model is itself a threat to human rights:

The report lays out how the surveillance-based business model of Facebook and Google is inherently incompatible with the right to privacy and poses a systemic threat to a range of other rights including freedom of opinion and expression, freedom of thought, and the right to equality and non-discrimination. As such, the organization calls for a radical transformation of the tech giants’ core business model.13

These risks demonstrate that it is not enough for Alphabet to “consider” the interests of stakeholders while optimizing shareholder value, because its business model—driving traffic and selling personal data—is harmful. In order to prohibit comportment that undermines social order, vital privacy, and human rights, the Company may need to eschew some of the practices that would prove most profitable. Its current legal structure simply does not contemplate that type of decision.

In short, conversion to a PBC would allow Alphabet to forgo business practices that enrich the Company but deplete vital social capital.

_____________________________

9 https://review42.com/google-statistics-and-facts/#:~:text=Google's%20search%20engine%20market%20share,over%20one%20billion%20active%20users

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/1652044/000165204420000008/goog10-k2019.htm#s8845EA78D2E95963AFCF7E636F3B28E0

11 Statement of the Alphabet Workers Union On “the Misinformation and Disinformation Plaguing Online Platforms” Before the House Energy and Commerce Committee March 25, 2021, available at https://alphabetworkersunion.org/press/releases/misinformation-disinformation-plaguing-online-platforms-before-house-energy-commerce-committee/ (last visited May 10, 2021).

12 Mutale Nkonde, Berkman Klein Center for Internet & Society, Harvard University (January 2020), available at https://cyber.harvard.edu/story/2020-01/evil-list-which-tech-companies-are-doing-most-harm (last visited May 10, 2021).

13 Google’s Business Model Is A Danger To Human Rights, According To Amnesty, Fjordmail (November 21, 2019) available at https://fjordmail.com/blog/gmail-business-model-is-a-danger-to-human-rights-according-to-amnesty/ (last visited May 10, 2021).

6

*          *          *          *

More generally, as a PBC, Alphabet could take actions that reduce negative externalities caused not only by its data collection policies, use of algorithms, and content moderation, but also by its environmental footprint, treatment of employees and payment of taxes, all in order to improve the economy and market returns for diversified shareholders, even if such actions reduced its long-term internal rate of return. These actions might involve unilateral reduction of information collection, an authentic political and public influence program that supports limits on harmful content, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Alphabet would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Alphabet’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders. Instead, it simply claims that its business involves positive activities. But it never engages with the hard questions raised by the cost of the hate speech and information sharing at the core of its business. We examine several of its claims in turn:

Alphabet’s claim: “Alphabet has been carbon neutral since 2007 and is not only the world’s largest annual corporate purchaser of renewable energy in the world (based on renewable electricity purchased in megawatt-hours), but has also committed nearly $2.7 billion in large-scale renewable energy projects with a total combined capacity of 4.6 GW since 2010. Our goal is to run our business on carbon-free energy everywhere, at all times, by 2030.”

The Reality of Shareholder Primacy: Neutral doesn’t mean no emissions—it often means a company is spending profits to “offset” its emissions. Indeed, the Company was responsible for 12.5 million tons of CO2-equivalent emissions in 2019.14 Even if Alphabet makes good on its 2030 carbon-free energy commitment, its entire business model will still be based on advertising, which relies on the consumption of products and services that fall outside the standard model for measuring emissions,15 rendering this “carbon neutrality” a somewhat chimerical concept.

Alphabet’s claim: “In 2019, we announced our $1 billion housing commitment to help increase the Bay Area’s housing supply and support organizations on the frontlines of homelessness.”

_____________________________

14 https://www.statista.com/statistics/788517/ghg-emissions-released-by-google/ (last visited May 10, 2021).

15 See, e.g., Corporate Value Chain Accounting and Reporting Standard, available at https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard-EReader_041613_0.pdf (last visited May 10, 2021).

7

The Reality of Shareholder Primacy: Much of the housing is for its own well-paid employees, who are pricing others out of the market: “‘There’s a self-seeking upside in building housing near its offices,’ said Nathan Ho, senior director of housing and community development at Silicon Valley Leadership Group, a business advocacy group. ‘It may help Google keep employees longer. Many of the group’s 330 member companies say the housing crisis has made recruiting and retention harder,’ Ho said.”16 More fundamentally, philanthropic activity does not make up for any damage done to secure the profits that are the source of the philanthropic funds. In this sense, lists of good deeds from a company that profits from disinformation and hate speech is simply a distraction.

Alphabet’s claim: “In 2020, Alphabet issued $5.75 billion in sustainability bonds, the largest sustainability or green bond issuance by any company in history, to fund projects in various different areas, including energy efficiency, clean energy, green buildings, clean transportation, affordable housing, commitment to racial equity, support for small businesses, and COVID-19 response relief.”

The Reality of Shareholder Primacy: These bonds fund projects that (hopefully) create a social or environmental good, such as building out renewable power infrastructure or developing affordable housing. But such projects do not address the harm done by business practices that threaten privacy and human rights, thereby destabilizing the social institutions upon which the markets rely.

Alphabet’s claim: “In June 2020, YouTube announced a multi-year $100 million fund to amplify and develop the voices of Black creators and artists and their stories.”

The Reality of Shareholder Primacy: Using profits to give Black artists a voice does not make up for the fact that Alphabet’s business model involves distribution of “more than two dozen podcasts from white supremacists and pro-Nazi groups, offering a buffet of slurs and conspiracy theories.”17

Alphabet’s claim: “In March 2020, as part of a $800+ million commitment to support small businesses and crisis response during the COVID-19 pandemic, Google announced an investment fund to help provide small businesses with access to capital. In the U.S., Google partnered with Opportunity Finance Network (OFN) to create the Grow with Google Small Business Fund. The fund provides low-interest loans and Google.org grants to community development financial institutions (CDFIs), who in turn provide funds to small businesses in underserved communities across the country. The U.S. fund has grown to $180 million since our initial commitment. Internationally, Google has formed partnerships with NGOs and financial institutions around the world that are helping us distribute $75 million to small businesses outside of the U.S.

“In January 2021, Alphabet pledged an additional $150 million to promote COVID-19 vaccine education and equitable access.”

The Reality of Shareholder Primacy: While contributing money to address the COVID-19 crisis, Alphabet continues to profit from a business model that relies on its own failure to control vaccine disinformation, which will extend and exacerbate the crisis.18

*          *          *          *

_____________________________

16 Roland Li, Melia Russell, Google puts up $1 billion to fight housing crisis in its Bay Area backyard, San Francisco Chronicle (June 18, 2019). available at https://bit.ly/3vWOpF9 (last visited May 9, 2021).

17 See supra, n.1.

18 See supra, n. 2.

8

Alphabet enumerates a number of stakeholder expectations that it purports to address. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that Alphabet is limited in its overall business model by its obligation to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as Alphabet now practices it and as it would be practiced by a PBC are completely different. The opposition statement does not reflect any consideration of this distinction.

Conclusion

Please vote FOR Proposal Number 11

By voting FOR Proposal Number 11, shareholders can urge Alphabet to become a PBC, as thousands of companies have already done. Becoming a PBC will permit Alphabet to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

The Shareholder Commons urges you to vote FOR Proposal Number 11 on the proxy, the Shareholder Proposal requesting the Board to convert Alphabet to a Public Benefit Corporation at the Alphabet Inc. Annual Meeting on June 2, 2021.

For questions regarding Alphabet Inc., Proposal Number 11, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

9